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EXHIBIT 3.4

                            APPLICATION FOR AUTHORITY
                                       OF
                             MILLENNIUM DIRECT, INC.

                           Under Section 1304 of the Business Corporation Law

                 FIRST: The name of the corporation is Millennium Direct, Inc. (the "Corporation").

                 SECOND: The jurisdiction of incorporation of the Corporation is the State of Delaware. The date of incorporation of the Corporation is September 13, 1994.

                 THIRD: The business which the Corporation proposes to do in the State of New York is as follows:

                 To engage in any act or activity permitted by the laws of the State of Delaware for which corporations may be organized under the Business Corporation Law of the State of New York, provided that the corporation is not to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

                 FOURTH: The office of the Corporation in the State of New York is to be located at Schohairie County.

                 FIFTH: The Secretary of State of the State of New York is designated as the agent of the Corporation upon whom process against the Corporation may be served. The post office address within the State of New York to which the Secretary of State of the State of New York shall mail a copy of any process against the corporation served upon said Secretary of State is Millennium Direct, Inc., HCR 30-A North Blenheim, New York 12131.

                 SIXTH: The Corporation has not, since its incorporation, engaged in any activity in the State of New York except as set forth in paragraph (b) of Section 1301 of the Business Corporation Law.

Dated: November 18, 1999

                                /s/ George Balis
                                    George Balis
                                Chief Executive Officer